
CROSSNET
CROSSNET
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INVEST IN **CROSSNET**

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The Fastest Growing Backyard Game in History 🏐 🚀

LEAD INVESTOR

Alex Lieberman Founder of Morning Brew

Very rarely do entrepreneurs match vision with execution. The co-founders of CROSSNET have achieved both which has created lightning in a bottle for them & anyone who is lucky enough to be involved in their journey. They've created a game that people don't just like. They love it. They've scaled distribution to retail in record time through deep relationships. And they won't lay off the pedal until their vision of being the #1 Backyard Game in America is realized. I am a proud investor, customer, and champion of the CROSSNET team.

Invested $5,000 this round & $5,000 previously

Learn about Lead Investors

crossnetgame.com Miami FL

OVERVIEW UPDATES WHAT PEOPLE SAY ASK QUESTION

Highlights

1. ⭐ Led by Forbes 30 Under 30 Owners who have the Passion for Building America's Next Great Sport
2. 💰 Over $24M in Sales
3. 🚀 100,000+ Active Players
4. 📦 Retail Distribution in 3000+ Doors
5. 🔑 Cash Flow Positive
6. 🏫 Played in over 10,000 Schools
7. 🌍 Sold Internationally in 47 Countries
8. 📺 As seen on ESPN, People Magazine, Good Morning America, QVC and more!

Our Team


Wilson

Gregory Meade Co-Founder & Chief Executive Officer

Greg is a Forbes 30 Under 30 Honoree in the Sports Category who is leading his second 7 figure business. He sets the vision for the dream team at CROSSNET to create the biggest backyard game in the world.



Chris Meade Co-Founder & Chief Marketing Officer



Chris is an Ecommerce nerd & Forbes 30U30 Honoree who has built one of the fastest growing newsletters in the space. He drives the bus at CROSSNET while he continues to land some of the largest retail stores like Walmart, Sam's Club, & Dicks.



Michael Delpapa Co-Founder and Product Specialist

Mike is a Northeastern University engineering graduate and Forbes 30 Under 30 Honoree who developed the first ever CROSSNET. He led operations for the first 3 years as COO and now continues to lead the product development for the business.



Michael Quinones Chief Revenue Officer

Michael joined CROSSNET to drive its next phase of growth after helping bring Lairds Super Food public in 2020 and exiting numerous 9-digit startups along his journey.



Christopher Koop Chief Finance Officer

Before joining CROSSNET, Chris worked at PWC on projects for some of the largest banks, investment firms and insurance companies in the world. He is the Finance and Compliance genius behind the books of CROSSNET.



Alexander Reynolds Chief Operations Officer

Alexander "aka" Sander, has spent the past 25 years in the sporting goods, product development and operations space. He is a creative leader who is the inventor of over 20 patents and now leads Operations and Product Development at CROSSNET.

WE ARE FOUR SQUARE

CROSSNET started as the world's first four square volleyball game and has quickly developed into the industry leader in four-way backyard games including four-way soccer, pickleball, and more!

Loved by retail consumers and institutional customers alike, CROSSNET is helping usher in the next phase of sports and active play.


WHAT IS CROSSNET?


THE WORLD'S FASTEST GROWING BACKYARD GAME
100,000+ ACTIVE PLAYERS
MASS RETAIL ADAPTION
100% BOOTSTRAPPED
PLAYED IN 10,000+ SCHOOLS
SOLD IN 3,000+ STORES
$24M+ REVENUE

A focus on sustainable revenue growth with a digital-first approach to connect and engage with our customers.


LIFETIME SALES
$24MILLION
TTM REVENUE
$6MILLION
DTC CAC:LTV
$57:$172
ANNUAL REV. GROWTH SINCE 2019
316%
RETAIL / B2B LIFETIME REVENUE
$11.7M
UNIQUE DTC CUSTOMERS
66K



It all Started at a Small Town Sleepover...

CROSSNET was founded in 2017 by three childhood friends: Chris Meade, Gregory Meade, and Michael Delpapa after they came up with the concept at a sleepover one night in their hometown of Woodstock, CT. The very next day, they drove to their local Walmart to build the very first prototype out of two volleyball nets, invited some friends over to test it out, and the rest is history.

In 2018, they pulled all the money they had to their name to fund CROSSNET and the rest is history. The three have been named Forbes 30u30 winners in 2021, as well as hosted a CROSSNET tournament on ESPN, and are now sold at top retailers across the globe.


CROSSNET



L- Greg, Mike, Chris | R- Chris, Greg, Mike

THE FASTEST GROWING BACKYARD GAME COMPANY


2022
Global Expansion
Expansive Product Catalog
2021
ESPN
Mass Distribution
Amazon # 1Volleyball
Game
2020
Covid Spike
100,000 Households


Viral Success
Retail Launch
2018
Launch

CROSSNET Available Worldwide:

Our products are sold in over 3,000 retail locations and distributed in over 47 countries!


RETAIL AND DISTRIBUTION
Sold in Over 3,000+ Retail Locations & Distributed in Over 47 Countries

America's New Favorite Game!

We've been featured on Good Morning America, Ellen Degeneres, People Magazine's #1 Backyard Game & many more.


CROSSNET
SAND SERIES
AIRING ON
FRIDAY, AUGUST 6TH
1:30PM EST | 10:30 AM PST


CROSSNET
5/29/2021
CO-ED CHAMPIONS
$ 5,000
FIVE THOUSAND
TEAM CROSSNET

Strongest Social Media Presence in the Market

Our digital-first approach allows us to connect directly with our consumers, resulting in a strong consumer-brand relationship, unlike other legacy outdoor games companies.


291K+
EMAIL SUBSCRIBERS
100K+
VISITORS PER MONTH
50K+
SMS SUBSCRIBERS
SOCIAL MEDIA FOLLOWING
200,000
150,000
100,000
50,000
0
193,200
8,200
5,500
5,000
CROSSNET
ESCALADE SPORTS (TRIUMPH)
EASTPOINT SPORTS (KANJAM)
GOSPORTS
INSTAGRAM / FACEBOOK / TWITTER / TIKTOK / LINKEDIN

Target Consumer


A GAME FOR ALL AGES
13-25
YEARS OLD
Middle school- college aged kids who play for fun
18-30
SPORTS/OUTDOOR ENTHUSIASTS
Volleyball coaches who use CROSSNET as a training tool and individuals who enjoy playing games outside.
40-60


YEARS OLD PARENTS
Parents who buy CROSSNET for their children and backyard

Market Opportunity

Americans are increasingly participating in outdoor recreation with a focus on volleyball.

153.6 million Americans participate in outdoor recreation, totaling 10.9 billion outings annually (The Outdoor Foundation, 2022).

37 million people participate in playing volleyball in the US. This is more than any other sport outside of basketball. Over 800M participate globally.


OUTDOOR PARTICIPATING GROWS AMID COVID-19
60%
55%
50%
45%
40%
35%
30%
165
160
155
150
145
140
135
2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020
% PARTICIPATING IN OUTDOOR REC
# of PARTICIPATS (MILLIONS)

Market Size:

Volleyball: 800 Million Active Players

Soccer: 4 Billion Active Players

Pickleball: 4.2 Million Active Players

CROSSNET's stats:


150,000
Units in circulation to date
4 PEOPLE AVERAGE
Playing per session
3 MILLION
PROJECTED UNITS
Sold by 2030
12 MILLION
PROJECTED USERS PLAYING
Weekly by 2030

Forward-looking projections cannot be guaranteed.

The Future of CROSSNET


Expand Door Count to
6,000+
Expand CROSSNET throughout
Europe as a
GLOBAL
SPORT
Expand product assortment in retail to
5+ SKUS
Transform Australia into a
MULTI-MILLION
Dollar Market
Become the
#1 BACKYARD GAMES
Seller on Amazon

Financial Success

A focus on sustainable revenue growth with a digital-first approach to connect and engage with our customers.


LIFETIME SALES
$24MILLION
TTM REVENUE
$6MILLION
DTC CAC:LTV
$57:$172
ANNUAL REV.
GROWTH SINCE 2019
316%
RETAIL / B2B
LIFETIME REVENUE
$11.7M
UNIQUE DTC
CUSTOMERS
66K

Financial Overview:


STRONG GROSS MARGINS WITH SIGNIFICANT UPSIDE
60%
40%
20%
0%
28%
30%
35%
36%
37%
38%
46%
46%
51%
58%
BUNSWICK
PELETON
VISTA OUTDOOR
PRIVATE COMPANY 1
DICK'S
PRIVATE COMPANY 2
AMERICAN OUTDOOR
NIKE
ADIDAS
CROSSNET